UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40192

Longboard Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

4275 Executive Square, Suite 950 La Jolla, California 92037 (858) 789-9283
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On December 2, 2024, pursuant to the Agreement and Plan of Merger, dated as of October 14, 2024, among Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Company”), H. Lundbeck A/S, a Danish aktieselskab (“Parent”), Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Payor”), and Langkawi Corporation, a Delaware corporation and a direct wholly owned subsidiary of Payor (“Purchaser”), Purchaser merged with and into the Company, with the Company surviving the merger as a direct wholly owned subsidiary of Payor.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Longboard Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 12, 2024	By:	/s/ Thomas Gibbs
	Name:	Thomas Gibbs
	Title:	President